UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                /                , 1999

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                              )
In the Matter of              )
                              )
Wisconsin Energy Corporation  )
231 West Michigan Street      )
PO Box 2949                   )
Milwaukee, WI  53201          )
                              )
(70-    )                     )
                              )
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          Wisconsin Energy Corporation ("WEC"), a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act (the "Act"), has filed an Application on Form U-1 for authorization to acquire of all of the issued and outstanding stock of WICOR, Inc. ("WICOR"), also a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act (the "Transaction"). WEC also requests an order from the Commission that following the consummation of the Transaction, WEC, and each of its subsidiary companies, will be exempt from all provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(1) of the Act.

          As a result of the Transaction, WICOR will become a wholly-owned subsidiary of WEC, and WICOR's subsidiaries will be indirect subsidiaries of WEC. The means of accomplishing such a result will depend on whether the entire merger consideration is paid in cash or in a combination of cash and WEC stock. If the former, CEW Acquisition, Inc. ("CEW Acquisition"), a wholly-owned subsidiary of WEC, will be merged with and into WICOR, with WICOR surviving as a wholly-owned subsidiary of WEC. If the latter, WICOR will be merged with and into CEW Acquisition, with CEW Acquisition remaining a wholly-owned subsidiary of WEC. The name of CEW Acquisition then would be changed to WICOR.

          WEC owns all of the common stock of two public utility companies:
Wisconsin Electric Power Company ("WEPCO"), a combination electric and gas utility company, and Edison Sault Electric Company ("Edison Sault"), an electric utility company. WEPCO generates, transmits, distributes, and sells electric energy in southeastern, east central, and northern Wisconsin, and in the Upper Peninsula of Michigan. WEPCO also purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in four distinct service areas in Wisconsin. Edison Sault provides retail electric service in certain territories in the Upper Peninsula of Michigan. WICOR owns all of the common stock of one public utility company: Wisconsin Gas Company ("Wisconsin Gas"), a gas utility company. Wisconsin Gas provides retail service in certain areas throughout southern, central and western Wisconsin.

          The merger of WICOR with and into WEC will be governed by the terms of an Agreement and Plan of Merger dated as of June 27, 1999, and amended as of September 9, 1999 (the "Merger Agreement"), by and among WEC, WICOR, and CEW Acquisition. As a result of the Transaction, each outstanding share of common stock of WICOR will be converted into the right to receive $31.50 (subject to adjustment as described in the Merger Agreement), which amount shall be paid by WEC in the form of cash, WEC common stock, or a combination of cash and WEC common stock.

          WEC seeks an order from the Commission that WEC's acquisition of WICOR satisfies the requirements of Sections 9(a)(2) and 10 of the Act. Pursuant to the Transaction, WEC, indirectly through its acquisition of WICOR, will acquire the securities of Wisconsin Gas, a public utility company. Therefore, following the Transaction, WEC, already an affiliate of WEPCO and Edison Sault, will be an affiliate of Wisconsin Gas. Accordingly, the Transaction requires the Commission's approval under Section 9(a)(2) of the Act, subject to the standards of Section 10 of the Act. WEC believes that the Transaction satisfies the standards of Section 10 and, therefore, requests a Commission order approving the Transaction.

          Following the Transaction, WEC and each of its subsidiary companies from which it derives a material part of its income will be organized under the laws of Wisconsin and will carry on their utility business substantially within Wisconsin. Accordingly, WEC also requests an order from the Commission granting WEC an exemption pursuant to Section 3(a)(1) of the Act.

          The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _______, 1999, to the Secretary, Securities and Exchange Commission,

Washington, D.C. 20549, and serve a copy on WEC at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the Application, as filed or as amended, may be granted and/or permitted to become effective.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Jonathan G. Katz
                                        Secretary